82-3116

GREAT QUEST METALS LTD.

November 28, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the Third Quarter Report and financial statements for the nine months ended September 30, 2005.

Please be advised, that in accordance with National Instrument 51-102, the Third Quarter Report was mailed to shareholders on November 28, 2005.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 12/7

GREAT QUEST METALS LTD.

Third Quarter Report to Shareholders - For the Nine Months Ended September 30, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

Great Quest Metals Ltd. completed a successful 12-hole diamond drill program on the Djambaye 2 gold zone, Kenieba concession, western Mali, West Africa during the Company's Third Quarter, which ended September 30, 2005. Significant results were received from 11 of 12 holes. The Company also received a 90 day Autorisation d'Exploration on the Kenieti diamond concession. A government report on the area described 3 areas where diamonds have been previously discovered.

Great Quest announced a private placement of $220,000 which was closed subsequent to the end of the quarter. In addition, the Company welcomed George Butterworth as the new investor relations representation of Great Quest Metals Ltd.

Kenieba Concession Diamond Drill Program

During the third quarter, Great Quest completed a 12-hole, 1,306 m diamond drill program on the Djambaye 2 gold zone. The 12 holes were drilled over a strike length of 414 m of the 2,342 m zone with the deepest intersection of the zone at 75 m. Some of the better intersections are (all widths are estimated true widths) KN 06-05 with 12.49 m of 2.80 g/t gold including 2.96 m of 9.82, KN 08-05 with 14.59 m of 2.54 g/t gold including 1.16 m of 17.57 g/t gold and KN 11-05 with 5.68 m of 100.76 g/t gold including 1.05 m of 808.89. The 1.05 m of 808.89 g/t gold in quartz breccia is thought to have a pipe-like form and is at the intersection of one of the high grade east-west veins with the main north-south zone of mineralization.

The Kenieba concession is south of and adjacent to the Tabakoto gold deposit of Nevsun Resources which is scheduled to go into production in December, 2005. Geologically, the Djambaye 2 gold zone has several characteristics similar to the Tabakoto deposit.

Kenieti Diamond Concession

The Government of Mali granted an Autorisation d'Exploration permit to Great Quest on the 2,149 sq km Kenieti diamond concession during the third quarter. To fulfill its obligation under the permit, the Company contracted with the PDRM, a branch of the Ministry of Mines, to write a report summarizing all of the work that has been carried out within the concession. The report documented the discovery of diamonds in three locations below the Tambaoura escarpment, including diamonds of 0.09, 0.1, 0.7 and 0.9 carats in the Djibrouia area. One 0.05 diamond has also been found in the 5.0 hectare Orange River kimberlite pipe.

Future Programs

Once financing has been secured, Great Quest plans a 2,000 m diamond drill program to test the Djambaye 2 gold zone to depth and continue to drill along the known 2,342 m strike length. In addition, some of the 6 gold zones on the Kenieba and Baroya concession will be tested.

During drilling on the Bourdala concessions, it was found that significant amount of arsenopyrite is associated with gold mineralization. The Company plans to run geophysical surveys to trace the arsenopyrite and coincident gold. If successful, this would be followed by diamond drilling. In addition, Great Quest plans a study of the drill results on the Sepola concession.

The Company is currently in discussions with a junior company on a possible joint venture on the Taseko copper-gold-molybdenum property in BC. Although the Company requires two more permits for serious exploration on the Kenieti diamond concession, there is extensive airborne magnetic data and diamond indictor mineral sampling results to study to help isolate possible kimberlite targets for drilling.

The Exploration Team

Planning for and supervision of the Mali gold projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo. and Marvin Mitchell P. Geo. Mr. Mitchell is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance
The Company's total assets increased by $464,083 to $2,616,951 over the first three quarters of the fiscal year (increased by $177,423 in the third quarter) mainly as a result of an increase of $457,181 in acquisition and deferred costs in mineral properties. The working capital deficit decreased by $3,158 to $68,007 in the first three quarters of the year while it decreased by $26,287 in the third quarter due mainly to an increase in cash of $18,432 and a decrease in accounts payable of $5,428. The deficit in the first three quarters increased by $154,893 ($30,716 in the third quarter) to $3,402,018.

Results of Operations
The Company's operations consist of the exploration and development of mineral concessions in Mali as well as the head office in Canada and an operations office in Mali. The loss for the first three quarters of 2005 was $154,893 or ($0.010) a share as compared to a loss of $181,594 or ($0.013) per share in the first three quarters of 2004. The decrease of $26,701 is mainly a decrease in consulting, printing, promotion and travel and shareholder relations counterbalanced by an increase in legal and securities and brokerage fees.

Summary of Quarterly Results
Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2005 3rd Q	$ 52	$ 30,716	$ (0.002)
2005 2nd Q	$ 138	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)
2003 4th Q	$ 336	$ (68,748)	$ (0.005)
2003 3rd Q	$ 68	$ (39,241)	$ (0.003)
2003 2nd Q	$ 92	$ (46,716)	$ (0.004)
2003 1st Q	$ 152	$ (36,334)	$ (0.003)
2002 4th Q	$ 325	$ (59,592)	$ (0.006)

Liquidity and Capital Resources
During the third quarter the Company announced a private placement of 400,000 units at $0.55 per unit for total proceeds of $220,000. Each unit consists of one share and a one-half share purchase warrant. Each full warrant entitles the holder to purchase an additional share at $0.65 for a two-year period from closing. There is a finder's fee on part of the private placement and all shares issued are subject to a four month hold period which ends on January 14, 2006.

Related Party Transactions
The Company paid management fees totalling $16,500 (2004 - $15,750) to a company wholly owned by Willis W. Osborne, Director, in the first three quarters of the year and geological fees totalling $11,498 (2004 - $13,587) to Mamadou Keita, Director.

Investor Relations
Subsequent to the end of the quarter, the Company entered into an investor relations agreement with George W. Butterworth for $1,500 per month. Mr. Butterworth will be liaising with the investment community and communicating with investors and shareholders about the Company's projects and progress. James Mathers left Great Quest at the end of August, 2005 and the Company wishes him well.

During the quarter, Great Quest participated in an investment conference in Vancouver, and on November 27 and 28, 2005 the Company will share a booth at the San Francisco gold conference. Additional information can be viewed online at www.greatquest.com.

ON BEHALF OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
SEPTEMBER 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Balance Sheet
2. Statement of Operations and Deficit
3. Statement of Cash Flows
4. Notes to Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

September 30, 2005 and 2004

GREAT QUEST METALS LTD.
BALANCE SHEET
SEPTEMBER 30, 2005
(With comparative audited figures for December 31, 2004)

	September 30, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current Assets		
Cash	$ 29,340	$ 15,129
Goods and services tax recoverable	1,725	1,754
Prepaid expenses	11,121	15,027
	42,186	31,910
Automobile, equipment and furniture (Note 2)	18,832	22,206
Mineral Properties, including deferred costs (Note 3)	2,547,519	2,090,338
Deposits	8,414	8,414
	$ 2,616,951	$ 2,152,868
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 44,576	$ 42,474
Due to related parties	65,617	60,601
	110,193	103,075
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	5,756,283	5,073,874
Share subscription advances	-	75,400
Contributed surplus (Note 4)	152,493	147,644
Deficit	(3,402,018)	(3,247,125)
	2,506,758	2,049,793
	$ 2,616,951	$ 2,152,868

Approved on Behalf of the Board:

"Willis W. Osborne" — Director

"Victor J.E. Jones" — Director

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

	3 Months ended		9 Months ended	
	SEPT 30, 2005	SEPT 30, 2004	SEPT 30, 2005	SEPT 30, 2004
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,603	$ 1,048	$ 13,351	$ 9,449
Amortization	183	85	551	257
Bank charges and interest	236	259	731	985
Consulting	3,075	8,052	8,644	24,289
Investor relations	2,388	3,600	9,588	10,800
Legal	-	3,153	11,782	7,782
Management fees	6,000	5,250	16,500	15,750
Office and general	8,358	9,132	26,335	29,542
Printing, promotion and travel	(948)	15,043	20,357	29,040
Rent	4,079	3,837	12,682	11,513
Securities and brokerage fees	3,914	3,834	19,671	14,569
Shareholder's relations	779	2,925	6,126	14,402
Stock-based compensation	-	9,500	478	9,500
Telephone	1,101	1,231	8,346	9,307
TOTAL ADMINISTRATION COSTS	30,768	66,949	155,142	187,185
OTHER ITEMS:				
Interest income	(52)	(34)	(249)	(1,553)
Miscellaneous income	-	(4,038)	-	(4,038)
NET LOSS FOR THE PERIOD	30,716	62,877	154,893	181,594
DEFICIT AT BEGINNING OF PERIOD	3,371,302	2,302,717	3,247,125	2,184,000
DEFICIT AT END OF PERIOD	$ 3,402,018	$ 2,365,594	$ 3,402,018	$ 2,365,594
Basic and diluted loss per share	$ (0.002)	$ (0.004)	$ (0.010)	$ (0.013)
Weighted average basic and diluted shares outstanding	15,941,897	14,538,064	15,600,953	14,438,119

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

	3 Months ended		9 Months ended	
	SEPT 30, 2005	SEPT 30, 2004	SEPT 30, 2005	SEPT 30, 2004
OPERATING ACTIVITIES:				
Net loss for the period	$ (30,716)	$ (62,877)	$ (154,893)	$ (181,594)
Adjustments:				
Amortization	183	85	551	257
Stock-based compensation	-	9,500	478	9,500
	(30,533)	(53,292)	(153,864)	(171,837)
Change in non-cash working capital items:				
Accounts receivable	-	1,687	-	-
Goods and services tax recoverable	1,331	(1,594)	29	(565)
Prepaid expenses	(85)	2,227	3,906	175,998
Accounts payable and accrued liabilities	(5,428)	(16,840)	2,102	(21,654)
Due to related parties	(3,673)	6,909	5,016	11,929
	(38,388)	(60,903)	(142,811)	(6,129)
FINANCING ACTIVITIES:				
Issue of share capital for cash	220,000	155,580	623,990	268,200
Share subscription advances	-	6,000	-	6,000
Share issuance costs	(2,760)	-	(12,610)	-
	217,240	161,580	611,380	274,200
INVESTING ACTIVITIES:				
Acquisition costs of mineral properties	(39,514)	(60,147)	(135,071)	(160,944)
Acquisition costs of automobile equipment and furniture	-	-	(1,827)	(14,221)
Deferred exploration and development costs, net of amortization	(120,906)	(40,194)	(317,460)	(397,140)
	(160,420)	(100,341)	(454,357)	(572,305)
INCREASE (DECREASE) IN CASH	18,423	336	14,211	(304,234)
CASH AT BEGINNING OF PERIOD	10,908	6,174	15,129	310,744
CASH AT END OF PERIOD	$ 29,340	$ 6,510	$ 29,340	$ 6,510

Supplemental cash flow information (Note 7)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2004 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2004 audited financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	September 30, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 33,040	$ 8,729	$ 11,263
Equipment	18,924	9,164	9,760	10,501
Furniture	2,347	2,004	343	442
	$ 63,040	$ 44,208	$ 18,832	$ 22,206

3. MINERAL PROPERTIES

	September 30, 2005			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,032,340	$ 1,515,178	$ -	$ 2,547,518
b. Taseko Property	1	-	-	1
	$ 1,032,341	$ 1,515,178	$ -	$ 2,547,519

	December 31, 2004			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off Of Capitalized Costs	Total
a. Mali Properties	$ 984,493	$ 1,289,928	$ (184,084)	$ 2,090,337
b. Taseko Property	212,000	408,012	(620,011)	1
	$ 1,196,493	$ 1,697,940	$ (804,095)	$ 2,090,338

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004

	Mali Properties	Taseko Property	2005 Total	Mali Properties	Taseko Property	2004 Total
EXPLORATION AND DEVELOPMENT COSTS:						
Amortization	$ 4,651	$ -	$ 4,651	$ 8,079	$ -	$ 8,079
Drilling, reclamation and assays	254,459	-	254,459	315,032	-	315,032
Exploration surveys	43,750	-	43,750	58,836	-	58,836
Office, consulting and travel	19,251	-	19,251	19,023	4,249	23,272
Total costs incurred during the period	322,111	-	322,111	400,970	4,249	405,219
Balance, beginning of period	1,193,067	-	1,193,067	831,101	403,763	1,234,864
Balance, end of period	$1,515,178	$ -	$ 1,515,178	$1,232,071	$ 408,012	$ 1,640,083

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2005		December 31, 2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	14,967,397	$ 5,073,874	14,259,897	$ 4,790,674
Issued during the period/year for:				
Cash	1,229,500	623,990	707,500	283,200
Share subscription advances	145,000	75,400	-	-
Contributed surplus allocated	-	2,106	-	-
Share issuance costs	-	(19,087)	-	-
Balance, end of period/year	16,341,897	$ 5,756,283	14,967,397	$ 5,073,874

Transactions for the Issue of Share Capital
During the period ended September 30, 2005:

a. The Company completed a private placement consisting of 769,500 units at a price of $0.52 per unit for a total consideration of $400,140 of which $75,400 was received prior to December 31, 2004. The Company paid a finder's fee and agent's fees of $9,850. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before March 11, 2007. The Company issued 25,000 transferable agent's warrants with a fair value of $4,318. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before March 11, 2007.

b. The Company issued 185,000 shares for the exercise of stock options as follows: 30,000 shares at a price of $0.30 per share for a total consideration of $9,000; 145,000 shares at a price of $0.35 per share for a total consideration of $50,750 and 10,000 shares at a price of $0.65 per share for a total consideration of $6,500. In addition, an amount totalling $2,106 representing stock-based compensation recognized on exercise of the above 10,000 stock options has been allocated to share capital.

c. The Company issued 20,000 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $13,000.

d. The Company completed a private placement consisting of 400,000 units at a price of $0.55 per unit for a total consideration of $220,000. The Company paid a finder's fee and agent's fee of $2,760. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before September 13, 2007. The Company issued 9,750 transferable agent's warrants with a fair value of $2,159. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before September 13, 2007.

4. SHARE CAPITAL (continued)

Stock Options

A summary of the status of the Company's stock option plan as of September 30, 2005 and December 31, 2004, and changes during the period and year then ended are as follows:

	September 30, 2005		December 31, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	885,500	$ 0.42	803,000	$ 0.28
Exercised	(185,000)	(0.36)	(242,500)	(0.24)
Granted	-	-	355,000	0.63
Forfeited/cancelled	(55,000)	(0.44)	(30,000)	(0.55)
Options outstanding, end of period/year	645,500	$ 0.43	885,500	$ 0.42

At September 30, 2005, the Company had outstanding stock options to acquire 645,500 common shares as follows:

Number of Shares	Exercise Price	Expiry Date
95,500	$0.22	March 28, 2006
180,000	$0.27	September 7, 2006
80,000	$0.30	September 4, 2007
30,000 *	$0.55	February 20, 2009
260,000 **	$0.65	November 26, 2009
645,500		

* 30,000 stock options were subsequently forfeited.
** 10,000 stock options were subsequently forfeited.

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.22	95,500	0.49	$0.22
$0.27	180,000	0.94	$0.27
$0.30	80,000	1.93	$0.30
$0.55	30,000	3.40	$0.55
$0.65	260,000	4.16	$0.65
	645,500	2.41	$0.43

The fair values of options vested during the period ended September 30, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	46.62%
Risk-free interest rate	3.59%
Expected life	5 years
Expected dividend	0%

4. SHARE CAPITAL (continued)

Stock Options (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At September 30, 2005, the Company had outstanding purchase warrants exercisable to acquire 1,019,500 shares as follows:

Number	Exercise Price	Expiry Date
400,000 *	$0.62	November 14, 2005
409,750	$0.65	March 11, 2007
209,750	$0.65	September 13, 2007
1,019,500		

* subsequently expired

Contributed surplus

	September 30, 2005	December 31, 2004
Balance, beginning of period/year	$ 147,644	$ 81,398
Stock-based compensation expense	478	66,246
Agent's warrants	6,477	-
Allocated to share capital	(2,106)	-
Balance, end of period/year	$ 152,493	$ 147,644

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $16,500 (2004 - $15,750) were incurred with a corporation related to the Company by a common Director.

b. Geological fees totalling $11,498 (2004 - $13,587) have been incurred with a Director of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
September 30, 2005			
Automobile, equipment and furniture	$ 16,020	$ 2,812	$ 18,832
Mineral properties, including deferred costs	2,547,518	1	2,547,519
	$2,563,538	$ 2,813	$ 2,566,351

6. SEGMENTED INFORMATION (continued)

	Mali	Canada	Total
December 31, 2004			
Automobile, equipment and furniture	$ 20,670	$ 1,536	$ 22,206
Mineral properties, including deferred costs	2,090,337	1	2,090,338
	$2,111,007	$ 1,537	$ 2,112,544

	Mali	Canada	Total
For the period ended September 30, 2005			
Revenue	$ -	$ 249	$ 249
Expenses	(15,933)	(139,209)	(155,142)
	$ (15,933)	$ (138,960)	$ (154,893)

	Mali	Canada	Total
For the year ended December 31, 2004			
Revenue	$ -	$ 5,627	$ 5,627
Expenses	(20,118)	(1,048,634)	(1,068,752)
	$ (20,118)	$(1,043,007)	$ (1,063,125)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended September 30, 2005 and December 31, 2004 as follows:

	September 30, 2005	December 31, 2004
Non-cash financing investing activities:		
Share capital issued for:		
Share subscription advances	$ 75,400	$ -
Issue costs	(6,477)	-
Contributed surplus allocated	4,265	-
Share subscription advances	(75,400)	-
Contributed surplus	2,212	-
	$ -	$ -

	September 30, 2005	December 31, 2004
Non-cash investing activities:		
Deferred exploration and development cost, net of amortization	$ (4,651)	$ (8,858)

8. SUBSEQUENT EVENTS

Subsequent to September 30, 2005 the Company issued 110,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share at $0.65 for a term of five years.

GREAT QUEST METALS LTD.

CORPORATE INFORMATION

(As at November 28, 2005)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

Mr. Robert Veitch, Director

STOCK EXCHANGE LISTING:

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized:	Unlimited	Issued:	16,341,897
Options:	715,500		
Warrants:	619,500		
Escrow:	143,734		
Fully Diluted	17,676,897		

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

GREAT QUEST
METALS LTD.

November 28, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 28, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 28, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Samples up to 22.52 g/t Gold on Kourufin Veins

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce the results of a sampling program on the Kourufin quartz vein located west of the Djambaye 2 gold zone in the Company's Kenieba concession in western Mali, West Africa. The Kenieba concession is south of and adjacent to the Tabakoto-Segala concessions held by Nevsun Resources. The Tabakoto gold deposit is scheduled for the start of production next month.

The 2-metre-wide vein, striking 340°, has been exposed in a 45-m-long trench and has been traced a further 30 m through shallow pits. Assays from channel samples, starting from the southeast and progressing to the northwest, are as follows:

Sample No.	Width	Distance from first Sample	Grams per tonne gold
01	1 m	0	5.28
02	2m	15	20.67
03	2m	32	22.52
04	2m	60	1.96

Sample 01 was taken from the side of a pit; the rest were taken from the vein exposed at the bottom of a large trench. A fifth sample (05) from a 5.5-m-deep pit, 9 m southwest of the zone and opposite a point 22 m northwest of Sample 01, was taken over a length of 1 m along the side of the pit near the bottom. This sample assayed 6.39 g/t gold. Mapping in the area suggests the occurrence of a vein system rather than one or two discrete quartz veins in the Kourufin area.

Great Quest is currently reviewing all data from the Kenieba concession, including fill-in mapping in preparation for a drill program in early 2006. The main focus of that drill program will be to continue to test the Djambaye 2 gold zone to depth and along strike. As well, the Company is planning to test some of the 4 other gold zones on this concession. Marvin Mitchell, P.Eng, the Qualified Person pursuant to NI 43-101, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E